                February 4, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
M.S. 6010
Washington, DC 20549

Attention: Geoffrey Kruczek

RE:	Forticell Bioscience, Inc. (formerly known as Ortec International, Inc.)
Amendment No. 4 to form SB-2
Filed January 18, 2008
File No. 333-146142

Gentlepersons:

Selling Stockholders, page 37

1.
We note your responses to prior comments 2 and 5. While an offering by a broad number of selling shareholders that are not affiliated with the issuer who are each offering a small portion of the number of outstanding shares held by non-affiliates may support your position that your offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), we note that your list of selling shareholders includes affiliates and entities and persons who are acting as underwriters. Therefore, we are unable to conclude that the offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Because you do not appear to be eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(i), you should withdraw the registration statement as to those shares and file a registration statement for the “resale” offering at the time of each conversion and exercise. Also, you should register your offering on a form on which you are eligible to register the transaction as a primary offering, identify the selling shareholders as underwriters, and disclose the fixed price at which the underwriters will sell the securities for the duration of the offering.

U.S. Securities & Exchange Commission
February 4, 2008

Response:

See the paragraph we have added after footnotes (1) and (2) to the Selling Stockholders table, which reads as follows:

“The shares offered for sale by such broker-dealer or by such affiliate of a broker-dealer, or the warrants exercisable for such offered shares, were acquired by such broker-dealer or such affiliate of a broker-dealer either (a) for services rendered in past private placements or (b) by purchase in the ordinary course of business from an entity other than Forticell or an affiliate of Forticell. At the time of such acquisition such broker-dealer or affiliate of a broker-dealer had no agreements or understandings, directly or indirectly, with any person to distribute such shares or such warrants. None of the shares offered for sale by such broker-dealer or by such affiliate of a broker-dealer, or the warrants exercisable for such offered shares, were acquired by such broker-dealer or such affiliate of a broker-dealer as compensation for the sale of any shares offered by this prospectus.”

We have stricken the following inaccurate sentence from the “Plan of Distribution” section:

“The Selling Stockholders who are identified as broker-dealers or as affiliates of broker-dealers in footnotes (1) and (2) to the Selling Stockholders table are underwriters; and any proceeds received by them from the sale of their shares shall be underwriting compensation.”

2.
We note your response to prior comment 4. Please tell us where you have disclosed the identity of the natural persons who exercise voting or dispositive powers over the shares held by Lonza Walkersville. Also, please revise notes 65 and 70 to clarify whether the natural persons listed in those notes beneficially own the securities held by Pequot and RHP.

Response:

Lonza’s website states that Lonza is a Swiss corporation, headquartered in Basel, Switzerland, and is listed on the SWX Swiss Exchange. Since Lonza is a publicly-held Swiss company, the directors and its management are the individuals who have dispositive and voting control of these shares owned by Lonza. We have amended footnote 16 to the Selling Stockholders table to provide this information.

We have also revised footnotes 65 and 70 to provide the necessary information about Pequot and RHP.

U.S. Securities & Exchange Commission
February 4, 2008

3.
We note your response to prior comment 5. If your pending registration statement was not filed more than 60 days after the time that each group of related selling shareholders resold all of your securities registered for sale under a prior registration statement, please provide us a table that compares the total of all shares registered for resale by that group (whether by the current or prior registration statements) with the total number of outstanding shares held by persons other than affiliates of the issuer.

Response:

We further elaborate our response to your previous comment 5. Please be advised that none of the shares registered in Forticell’s prior registration statements, the most recent of which became effective August 7, 2006, and expired April 30, 2007, nor any shares registered for resale in Forticell’s registration statements prior to the August 7, 2006 registration statement, all of which expired no later than April 30, 2006, were sold after April 30, 2007 by delivery of the prospectuses in those earlier registration statements. We have reviewed records of opinions that we, as attorneys for Forticell, rendered authorizing (by removal of restrictive 1933 Act legends on certificates for shares, or otherwise) sale by delivery of prospectus. Specifically, we issued no opinions after April 30, 2007 for sales by delivery of a prospectus in any registration statement. Consequently, we can advise you that no sales by delivery of prospectus were made after April 2007 of any shares registered in such earlier registration statements.

4.
From your response to prior comment 7, it is unclear why you believe that the shares held in the name of HBL Hadasit should be excluded from your affiliates’ ownership merely because your director is not the only individual who has voting or investment power related to the securities. Please revise your analysis of the number of shares held by non-affiliates to exclude the shares held in the name of HBL Hadasit or provide us an analysis of relevant authority that supports your conclusions.

Response:

We have revised our calculation of the number of shares held by non-affiliates to deduct the 431,186 common shares held by HBL Hadasit BioHoldings Limited, as follows:

U.S. Securities & Exchange Commission
February 4, 2008

Common Shares
There is currently outstanding	11,972,235

Less: such shares held by affiliates
Andreas Vogler, Director	197,952
Costa Papastephanou, Chief Executive Officer	12,142
Alan W. Schoenbart, Chief Financial Officer	2,297
Paul Royalty Fund	16,562
HBL Hadasit BioHoldings Limited	431,186

Non-affiliate share total:	11,312,096

10% of which is	1,131,210

We have limited the number of shares registered in behalf of any person or affiliated group of persons to 1,131,210 shares.

5.
We note your response to prior comment 8 regarding the number of shares to be offered by Cipher and its two principals. In light of your disclosure in note 8, it continues to appear that these selling shareholders are related. Therefore, your response that no group of related selling shareholders is offering more than 10% of your outstanding securities appears inconsistent with the number of shares offered by Cipher and its two principals. Please reconcile.

Response:

Cipher is no longer a selling shareholder. We have revised the number of shares offered by Messrs. Jason Adelman and Michael Liss, to an aggregate of 1,131,210 shares for both.

6.
We note your statement in the first paragraph of your response to prior comment 11 that you have excluded from your pre-offering beneficial ownership table those share that the stockholders have a right to acquire. Please revise your document to disclose the number of shares beneficially owned consistent with instructions 1 and 4 to Regulation S-b Item 403.

Response:

We have revised the Selling Stockholder table to include those common shares which the Selling Stockholders have a right to acquire within sixty days (see instruction 1 to Item 403 of Regulation S-B) and in compliance with instruction 4 to Regulation S-B Item 403.

U.S. Securities & Exchange Commission
February 4, 2008

Signatures

7.	Please revise the first paragraph so that it does not refer to the incorrect amendment.

Response:

We regret the error. The first paragraph on the signature page refers to the current amendment no. 5.

Yours truly,

/s/ Gabriel Kaszovitz
Gabriel Kaszovitz